UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42648

Nexus Advanced Technologies Inc.

(formerly K Wave Media Ltd.)

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 19, 2026, Nexus Advanced Technologies Inc. (formerly K Wave Media LTD, hereafter the “Company”) entered into a placement agency agreement (the “Placement Agency Agreement”) with D. Boral Capital LLC (“D. Boral” or the “Placement Agent”), relating to the sale of 526,314 of the Company’s ordinary shares, par value $0.003 per share (the “Ordinary Shares”), directly to certain institutional investors at a price of $1.90 per Ordinary Share. D. Boral agreed to act as the exclusive placement agent in connection with this registered direct offering (the “Registered Direct Offering”).

The Registered Direct Offering closed on August 20, 2026. The Company received gross proceeds of approximately $1,000,000 from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Registered Direct Offering for general corporate purposes, which may include, but are not limited to, working capital, acquisitions of potential business targets and general and administrative expenses. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-297167) (the “Registration Statement”), previously filed and declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on July 9, 2026, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated August 20, 2026 (the “Prospectus Supplement”).

Under the Placement Agency Agreement, the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale of the Ordinary Shares. The Company also agreed to reimburse the Placement Agent for certain specified expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed $75,000 (excluding reimbursable fees and expenses of third-party providers). The Company also agreed to provide indemnification and contribution to the Placement Agent with respect to certain liabilities, including liabilities arising out of or in connection with the transactions contemplated by the Placement Agency Agreement.

The foregoing summaries of the Placement Agency Agreement and the Securities Purchase Agreement do not purport to be complete and are subject to, and qualified in its entirety by, such documents filed as Exhibits 10.1 and 10.2 hereto and incorporated by reference herein. A copy of the press release related to the Registered Direct Offering entitled “K Wave Media LTD Announces Pricing of Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

Copies of the opinions of Maples and Calder (Cayman) LLP and Duane Morris LLP relating to the legality of the issuance and sale of the Ordinary Shares are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Commission, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Incorporation by Reference

This Report is incorporated by reference into the registration statement on Form F-3 (File No. 333-297167) of the Company, filed with the Commission, and any amendments thereto, and any other registration statements filed by the Company to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Maples and Calder (Cayman) LLP
5.2	Opinion of Duane Morris LLP
10.1	Form of Placement Agency Agreement by and between the Company and D. Boral Capital LLC
10.2	Form of Securities Purchase Agreement by and between the Company and the purchasers thereto
23.1	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1)
23.2	Consent of Duane Morris LLP (included in Exhibit 5.2)
99.1	Press Release on Pricing of the Company’s Registered Direct Offering

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Advanced Technologies Inc.

Date: September 11, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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